FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: February 3, 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2004

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

# FORM 53-901F

## MATERIAL CHANGE REPORT
## UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

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**ITEM 1. REPORTING ISSUER**

PLATINUM GROUP METALS LTD.
800 – 409 Granville Street Vancouver BC, V6C 1T2
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

**Item 2. Date of Material Change** January 27, 2004

**ITEM 3. PRESS RELEASE**

The Issuer issued a press release at Vancouver, BC dated January 27, 2004 to the TSX-VE

**ITEM 4. SUMMARY OF MATERIAL CHANGE**

**ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE**

See News Release dated January 27, 2004.

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)** N/A

**ITEM 7. OMITTED INFORMATION** N/A

**ITEM 8. SENIOR OFFICERS**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

**ITEM 9. STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 27th day of January, 2004.

**Platinum Group Metals Ltd.**

**"R. Michael Jones"**

R. Michael Jones,
President

Platinum Group Metals Ltd.

800 - 409 Granville Street, Vancouver BC, V6C 1T2

LAKEMOUNT DRILLING INTERSECTS

NICKEL-COPPER-PLATINUM-PALLADIUM VALUES

Platinum Group Metals Ltd. (PTM-TSX V) reports the initial assays results from its core drilling program at the Lakemount Property includes 0.74 % nickel, 0.67 % copper, 0.93 grams per tonne of platinum, palladium and gold over 5.5 metres. The detailed intercepts are reported below. PTM’s drilling has indicated that there is good potential for excellent grade and thickness of nickel copper mineralization and that platinum and palladium represent a significant previously unrecognised credit to total metal value. PTM’s next program at Lakemount will be the first test of the property using modern UTEM geophysics, tuned by PTM’s initial intercepts, to trace along strike and to depth the best grade thickness zones and locate new zones.

Stronger copper nickel mineralization generally correlates with higher platinum and palladium values and platinum consistently exceeds palladium in the mineralization by a ratio of approximately 3:2. PTM’s initial diamond drilling program at Lakemount comprised 8 holes totalling 1475 metres. This release reports results for Holes 1-6. Drill Holes 7 and 8 are pending.

Previous drilling work on the Sunrise Zone included 23,000 metres of drilling in 146 drill holes with the last known drilling in 1957. The results from previous drilling indicated several mineralized zones sub-parallel to and within 100 metres of the basal contact of the Sunrise Ultramafic Intrusion. The PTM drilling confirms this and indicates that there is excellent potential for zones of higher grades than reported on average from the previous work. Previous work did not systematically assay test for platinum, palladium or gold (3PGM’s), although several individual assays were completed.  PTM’s work does not correlate well with these individual old PGM assays, but does confirm that overall PGM’s are present in significant amounts as potential credits to the mineral value.  The PTM drilling thus far has been completed within the envelope of the previously known mineralised system that has been outlined with drill holes over 800 metres in strike length and 240 metres in depth. The PTM drilling confirmed PTM’s initial model of structural complexity and this provides an opportunity for new discoveries close to or within the previously drilled area.

PTM will shortly be commencing detailed surface and downhole UTEM geophysical surveys deigned to test the 800 metres known length of the Sunrise Zone as well as the entire length of the 2 kilometres long Sunrise Intrusion. The aim of the geophysical program will be to drill test extensions of the better grade known mineralized zones and to outline higher grade and thicker portions of the mineralized zones. The program will test for both near surface targets and targets at depth. Results from the electrical geophysical surveys will be used in conjunction with PTM’s initial drill intercepts to map and target the stronger mineralization for further drilling. Conductivity testing on the PTM core clearly indicates that geological modelling with electrical conductivity should effectively target areas for higher grades. There is good potential for the discovery of additional zones at Lakemount well outside the areas of previous drilling.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

Planning for geophysical programs and completion of 3 dimensional modelling of the mineralization is underway to target the next round of drilling. The budget and timing of the next round of drilling will be announced when this work is complete.

Hole No	Grid	Grid			From	To	Intercept	Pt	Pd	Au	3PGE Pt+Pd+Au	Cu	Ni
	West	North	Azimuth	Dip
	(m)	(m)	(degrees)	(degrees)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)	(g/t)%		%
LK-03-01	375	200	190	-45	94.00	98.00	4.00	0.092	0.070	0.076	0.238	0.15	0.33
LK-03-01	375	200			111.85	132.00	20.15	0.163	0.093	0.055	0.312	0.34	0.33
LK-03-02	375	200	190	-60	91.00	95.00	4.00	0.060	0.052	0.031	0.142	0.09	0.28
LK-03-02	375	200			124.00	136.00	12.00	0.098	0.058	0.035	0.192	0.15	0.24
LK-03-03	373	202	160	-45	86.00	89.15	3.15	0.128	0.071	0.068	0.266	0.31	0.31
LK-03-04	373	246	160	-45	39.00	41.20	2.20	0.088	0.066	0.038	0.192	0.14	0.28
LK-03-05	501	199	165	-45	7.50	9.00	1.50	0.132	0.104	0.027	0.263	0.11	0.41
LK-03-05					87.00	92.00	5.00	0.177	0.131	0.049	0.357	0.29	0.67
LK-03-05					140.00	143.00	3.00	0.157	0.119	0.062	0.339	0.25	0.50
LK-03-05					156.00	163.00	7.00	0.181	0.144	0.095	0.420	0.27	0.55
LK-03-05					175.00	179.00	4.00	0.315	0.204	0.036	0.555	0.32	0.38
LK-03-06	600	176	165	-45	172.50	186.00	13.50	0.272	0.164	0.076	0.512	0.34	0.46
Including					179.50	185.00	5.50	0.511	0.288	0.133	0.932	0.67	0.74

The gross metal value (US$) of the intercept in drill Hole 6 is provided as a confirmation of the property as a valid exploration target for further work, and as a tool for comparison to other multi-metallic projects. The value does not confirm the economic nature of the mineralization or take into account mining dilution, milling recoveries, smelter factors or other factors that will not be detailed until completion of a feasibility study. Assuming a copper price of $ 1.00/lb, a nickel price of $5.00/lb, a platinum price of $800/oz, a palladium price of $200/ oz and a gold price of $400/oz, the gross metal values of Hole 6 are $14.80/ ton copper, $81.60/ton and nickel $16.71/ton platinum palladium and gold for a total of $113/ton.

The Lakemount Property is located 10 kilometres east of Wawa, Ontario along Highway 101 and covers an area approximately 4 by 6 kilometres. The highway and logging roads provide easy access to the known mineralized zones.

Under the option agreement, PTM can earn and purchase up to a 62% interest in the Lakemount Property by completing $2,500,000 in exploration and development expenditures, as well as making staged cash payments totalling $150,000 and issuing a total of 150,000 common shares of PTM to Western Prospector Group Ltd. (“Western”) before December 31, 2008. Upon completion of the payments and property expenditures, PTM and Western will enter into an industry standard joint venture to develop the property. An underlying agreement to the Western agreement provides PTM and Western with the option to jointly acquire a further 20% (PTM to acquire 11% and Western to acquire 9% bringing Western to 38% and PTM to 62%) in the property by making a cash payment to the underlying property owner of $300,000 per percentage point. The Parcel 2017 Lease is subject to a 1.5% Net Sales Returns Royalty for precious stones and a 1.5% Net Smelter Returns Royalty for metals payable to the original lease holder.  This royalty may be purchased for $2,000,000.  The Wagner License is subject to a 3% Net Smelter Returns Royalty with buy-down provisions payable to the underlying property owner.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

QUALIFIED PERSON AND QUALITY ASSURANCE AND CONTROL

Dennis Gorc P. Geol., Manager of Research and Acquisitions, is acting as the Qualified Person, “QP” for Platinum Group Metals Ltd., for this release. He is registered with the Professional Engineers and Geoscientist of British Columbia and the Association of Professional Geoscientists of Ontario. He also directed this drilling program. Drill core was sawn with half being retained for future study. The samples collected from the second half of the drill core was placed in containers sealed on site and tagged with a secure chain-of-custody security seal before being transported to the ALS Chemex (Thunder Bay) sample preparation facility. ALS Chemex upon receiving a sample shipment examined all containers to confirm that the attached security tag was intact and that the sealed container was also intact and has not been opened.  PTM has inserted duplicates, blanks and standards in the assay sample stream as a part of its internal Quality Assurance and Quality Control program (“QAQC”).  All samples were analyzed by ALS-Chemex Labs (Vancouver) for platinum, palladium, and gold by their PGM-ICP23 (30g fire assay – ICP finish) that included their own internal quality control program of standards and for nickel and copper by their ME-ICP61 method (27 elements by HF-HNO3-HClO4 acid digestion, HCl leach and ICP-AES).  Samples which returned Overlimits (>10,000 ppm Cu, >10,000 ppm Ni) were analyzed for nickel or copper using their AA62 method Cu, Ni overlimits by HF-HNO3-HClO4 acid digestion, HCl leach and AAS finish.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. The Company was founded in 2000 with the vision of tight physical markets for platinum group elements and the corresponding anticipated increase the value of platinum mineral rights and resources by 2005.  The Company is distinctive as a result of its focus on platinum and palladium and it property portfolio in both Canada and South Africa.

PTM holds significant mineral rights in the northern and western limbs of the Bushveld Intrusive Complex in South Africa and is planning to continue its acquisition of mineral rights in South Africa. The Bushveld Complex is the source of most of the world’s platinum.

The Company is also the largest mineral rights holders in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario and PTM has a separate active joint venture, Agnew Lake with Anglo Platinum, the world’s largest producer of platinum, near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President, Director

For further information contact:
John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	R. Michael Jones, President Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2